# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Merchants Bancorp, CIK 0001629019
CUSIP: 58844R108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 410 Monon Boulevard, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 12/11/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-18-008098
Filed by CIK 0001718348

## Reporting persons
- Michael F. Petrie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 12,650,641; sole dispositive power 0; shared dispositive power 12,650,641; aggregate amount beneficially owned 12,650,641 (27.6% of the class)
- Jody J. Petrie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 12,650,641; sole dispositive power 0; shared dispositive power 12,650,641; aggregate amount beneficially owned 12,650,641 (27.6% of the class)
- Emily J. Pell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,018,399; shared voting power 674,729; sole dispositive power 2,018,399; shared dispositive power 674,729; aggregate amount beneficially owned 2,693,128 (5.9% of the class)
- The Emily J. Petrie Irrevocable Trust - 2010: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,611,424; shared voting power 0; sole dispositive power 2,611,424; shared dispositive power 0; aggregate amount beneficially owned 2,611,424 (5.7% of the class)
- The Julia L. Petrie Irrevocable Trust - 2010: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,482,616; shared voting power 0; sole dispositive power 2,482,616; shared dispositive power 0; aggregate amount beneficially owned 2,482,616 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Merchants Bancorp
Address of issuer's principal executive offices: 410 Monon Boulevard Carmel, IN, 46032

## Item 2. Person Filing
Name of person filing:
Michael F. Petrie, Jody J. Petrie, The Emily J. Petrie Irrevocable Trust - 2010, The Julia J. Petrie Irrevocable Trust - 2010, Emily J. Pell

Michael F. Petrie, Jody J. Petrie, The Emily J. Petrie Irrevocable Trust - 2010, The Julia L. Petrie Irrevocable Trust - 2010, and Emily J. Pell have entered into a Joint Filing Agreement pursuant to which they have agreed to file this Schedule 13G Amendment jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: 410 Monon Boulevard, Carmel, IN 46032
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Michael F. Petrie - 12,650,641
Jody J. Petrie - 12,650,641
Emily J. Pell - 2,693,128
The Emily J. Petrie Irrevocable Trust - 2010 - 2,611,424
The Julia L. Petrie Irrevocable Trust - 2010 - 2,482,616
Percent of class:
27.6%
27.6%
5.9%
5.7%
5.4
Sole power to vote or to direct the vote:
0
0
2,018,399
2,611,424
2,482,616
Shared power to vote or to direct the vote:
12,650,641
12,650,641
674,729
0
0
Sole power to dispose or to direct the disposition:
0
0
2,018,399
2,611,424
2,482,616
Shared power to dispose or to direct the disposition:
12,650,641
12,650,641
674,729
0
0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: December 18, 2024

/s/ Michael F. Petrie
Michael F. Petrie

/s/ Jody J. Petrie
Jody J. Petrie

/s/ Emily J. Pell
Emily J. Pell

The Emily J. Petrie Irrevocable Trust - 2010

/s/ Jody J. Petrie
Jody J. Petrie, Trustee

The Julia L. Petrie Irrevocable Trust - 2010

/s/ Jody J. Petrie
Jody J. Petrie, Trustee

## Signatures
- Michael F. Petrie: /s/ Michael F. Petrie, Michael F. Petrie (12/18/2024)
- Jody J. Petrie: /s/ Jody J. Petrie, Jody J. Petrie (12/18/2024)
- Emily J. Pell: /s/ Emily J. Pell, Emily J. Pell (12/18/2024)
- The Emily J. Petrie Irrevocable Trust - 2010: /s/ Jody J. Petrie, Jody J. Petrie, Trustee (12/18/2024)
- The Julia L. Petrie Irrevocable Trust - 2010: /s/ Jody J. Petrie, Jody J. Petrie, Trustee (12/18/2024)